UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60638/September 9, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13590

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In the Matter of                                      :
                                                      :
NATIONAL TIRE SERVICES, INC.,                         :
THENETDIGEST.COM, INC.,                               :        ORDER MAKING FINDINGS AND
NEW MEDIA, INC. (N/K/A NEW MEDIA                      :        REVOKING REGISTRATIONS
  GROUP, INC.),                                       :        BY DEFAULT
NEW TEL, LTD.,                                         :
NEW YORK FILM WORKS, INC., and                       :
NEWSTAR RESOURCES, INC.                               :

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SUMMARY

        This Order revokes the registrations of the registered securities of Respondents National
Tire Services, Inc., TheNETdigest.com, Inc., New Media, Inc. (n/k/a New Media Group, Inc.), New
Tel, Ltd., New York Film Works, Inc., and Newstar Resources, Inc. (collectively, Respondents).
The revocations are based on Respondents' repeated failure to file required periodic reports with the
Securities and Exchange Commission (Commission).

I.  BACKGROUND

        The Commission initiated this proceeding on August 19, 2009, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).
The OIP alleges that each Respondent is a corporation with a class of securities registered with the
Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to
file with the Commission annual and quarterly reports in compliance with the Exchange Act.  Each
was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 26, 2009.[1]  To
date, none has filed an Answer to the OIP, due ten days after service.  See OIP at 3; 17 C.F.R. §
201.220(b).  Thus, Respondents have failed to answer or otherwise to defend the proceeding within the
meaning of 17 C.F.R. § 201.155(a)(2).  Accordingly, Respondents are in default, and the undersigned

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[1] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most
recent address shown on [its] most recent filing with the Commission."  17 C.F.R. §
201.141(a)(2)(ii).

finds that the allegations in the OIP are true as to them.  See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f).
Official notice has been taken of the Commission's public official records concerning Respondents,
pursuant to 17 C.F.R. § 201.323.

## II.  FINDINGS OF FACT

National Tire Services, Inc., CIK No. 891204,[2] is an inactive Minnesota corporation located
in South Chicago Heights, Illinois, with a class of securities registered with the Commission
pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period
ended September 30, 1994, which reported a net loss of $974,395 for the prior nine months.  On
January 25, 1996, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the
Northern District of Illinois, which was converted to a Chapter 7 petition on June 30, 1997, and the
case was terminated on September 6, 2007.

TheNETdigest.com, Inc., CIK No. 945081, is a void Delaware corporation located in Ft.
Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange
Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having
not filed any periodic reports since it filed a Form 10-QSB for the period ended February 28, 2002,
which reported a net loss of $298,029 for the prior nine months.  As of August 6, 2009, the
company's stock (symbol "NTDGA") was quoted on the Pink Sheets, had three market makers, and
was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

New Media, Inc. (n/k/a New Media Group, Inc.), CIK No. 1176134, is a Delaware
corporation located in Charlotte, North Carolina, with a class of securities registered with the
Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic
filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for
the period ended March 31, 2004, which reported a net loss of $607,003 for the prior three months.
The company changed its name to New Media Group, Inc., in November 2004, but failed to report
this change in the Commission's EDGAR database as required by Commission rules.

New Tel, Ltd., CIK No. 1022704, is an Australian corporation located in Herdsman,
Australia, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not
filed any periodic reports since it filed a Form 20-F[4] for the period ended June 30, 2001, which
reported a net loss of over $28 million for the prior twelve months.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR
database.  The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business
issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B).  These "SB" forms are no longer in
use.  See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan.
4, 2008), which eliminated Regulation S-B and phased out the forms associated with it, while
adopting a different reporting regime for "smaller reporting companies."

[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. §
249.220f, is similar to Form 10, filed by U.S. corporations.  "Foreign private issuer" is defined in 17

New York Film Works, Inc., CIK No. 739279, is a New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2003, which reported a net loss of $132,747 for the prior nine months. As of August 6, 2009, the company's stock (symbol "NYFM") was traded on the over-the-counter markets.

Newstar Resources, Inc., CIK No. 1032627, is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1997.

## III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

## IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Section 13(a) of the Exchange Act and Rules thereunder by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

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C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

## V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of National Tire Services, Inc., is REVOKED;

the REGISTRATION of the registered securities of TheNETdigest.com, Inc., is REVOKED;

the REGISTRATION of the registered securities of New Media, Inc. (n/k/a New Media Group, Inc.), is REVOKED;

the REGISTRATION of the registered securities of New Tel, Ltd., is REVOKED;

the REGISTRATION of the registered securities of New York Film Works, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Newstar Resources, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge